Exhibit 99.1

Cellectis Announces Two Oral Presentations and One Poster Presentation at the 2017 ASH Annual Meeting

NEW YORK--(BUSINESS WIRE)--November 1, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that abstracts regarding the Company's allogeneic, off-the-shelf, CAR T product candidates have been accepted for presentation at the 59th American Society of Hematology (ASH) Annual Meeting and Exposition. The meeting will be held from December 9 to 12, 2017 in Atlanta, GA.

Oral presentations:

  UCARTCS1 product candidate targeting Multiple Myeloma

502. Universal SLAMF7-Specific CAR T-Cells As Treatment for Multiple Myeloma

Abstract: https://ash.confex.com/ash/2017/webprogram/Paper106073.html
Session Name: 652. Myeloma: Pathophysiology and Pre-Clinical Studies, excluding Therapy: Novel Immunotherapeutic Strategies in Multiple Myeloma Session
Sunday, December 10, 2017 at 5:15 PM
Location: Bldg B, Lvl 3, B308-B309 (Georgia World Congress Center)

Rohit Mathur1, Zheng Zhang1, Jin He1, Roman Galetto2, Agnès Gouble2, Isabelle Chion-Sotinel2, Stéphanie Filipe2, Annabelle Gariboldi2, Tanooha Veeramachaneni1, Elisabet E. Manasanch1, Sheeba K. Thomas1, Hans C. Lee1, Krina K. Patel1, Donna M. Weber1, R. Eric Davis1, Robert Z. Orlowski1, Julianne Smith3, Jing Yang1, and Sattva S. Neelapu1

1Department of Lymphoma and Myeloma, The University of Texas MD Anderson Cancer Center, 1515 Holcombe Blvd., Houston, TX 77030, USA
2Cellectis SA, 8 rue de la croix Jarry, 75013 Paris, France
3Cellectis Inc, 430 East 29th Street, 10016 New York, NY, USA

  UCART22 product candidate targeting B-Acute Lymphoblastic Leukemia

808. Pre-clinical Activity of Allogeneic Anti-CD22 CAR T-Cells for the Treatment of B-cell Acute Lymphoblastic Leukemia

Abstract: https://ash.confex.com/ash/2017/webprogram/Paper105595.html
Session Name: 614. Acute Lymphoblastic Leukemia: Therapy, excluding Transplantation: CAR-T Cell Immunotherapy
Monday, December 11, 2017: 5:15 PM
Location: Bldg C, Lvl 1, Hall C4 (Georgia World Congress Center)

Julia Wells PhD1, Tianyu Cai, PhD1, Cécile Schiffer-Manniou PhD2, Stéphanie Filipe, PhD2, Agnès Gouble, PhD2, Roman Galetto, PhD2, Nitin Jain MD1, Elias Jabbour MD1, Julianne SmithPhD3 and Marina Konopleva, MD, PhD1

1Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX
2Cellectis SA, Paris, France
3Cellectis Inc, New York, NY

Poster Presentation:

  UCART123 product candidate targeting Blastic Plasmacytoid Dendritic Cell Neoplasm

2625. Pre-Clinical Studies of Allogeneic Anti-CD123 CAR T-Cells for the Therapy of Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN)

Abstract: https://ash.confex.com/ash/2017/webprogram/Paper105789.html
Session Name: 616. Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation: Poster II
Sunday, December 10, 2017 from 6:00 PM to 8:00 PM
Location: Bldg A, Lvl 1, Hall A2 (Georgia World Congress Center)

Tianyu Cai1, Roman Galetto2, Agnès Gouble2, Julianne Smith3, Antonio Cavazos1, Lina Han1, Qi Zhang1, Vinitha Kuruvilla1, Sergej Konoplev4, Sattva S. Neelapu5, Andrew A. Lane6, Monica Guzman7, Hagop Kantarjian1, Naveen Pemmaraju1, Marina Konopleva1

1Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX
2Cellectis SA, Paris, France
3Cellectis Inc, New York, NY
4Department of Hematopathology, The University of MD Anderson Cancer Center, Houston, TX
5Department of Lymphoma and Myeloma, The University of MD Anderson Cancer Center, Houston, TX
6Dana-Farber Cancer Institute, Boston
7Department of Medicine, Weill Cornell Medical College, New York, NY

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.
Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
For further information, please contact:
Media contacts:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR contact:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com

6